UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ICONIX BRAND GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

451055107

(CUSIP Number)

Cameron Olsen
Unit A, Brook Park East
Shirebrook
NG20 8RY
United Kingdom
+44 845 1299 289

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451055107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER *
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER *
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,679,902*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%*
14	TYPE OF REPORTING PERSON CO

*Beneficial ownership is disclaimed for both Sections 13(d) and Section 16(a) purposes as interests are economic interests held through contracts for differences, the terms of which do not confer voting rights or dispositive power.

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned on January 5, 2016 as amended by Amendment No. 1 thereto filed on January 13, 2016, Amendment No. 2 thereto filed on January 21, 2016 and Amendment No. 3 thereto filed on August 11, 2016 (the "Schedule 13D"). This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person has an indirect economic interest in 6,679,902 Shares, representing an 11.90% economic interest in the Shares. Such interest is held through the CFDs with Monecor (London) Limited, trading as ETX Capital, ("ETX Capital") listed in paragraph (c) of this Item 5.

(b) Pursuant to the CFDs, the Reporting Person does not have the power to vote or direct the vote, or power to dispose or direct the disposition, of any of the Shares and, accordingly, beneficial ownership is disclaimed pursuant to Rules 13d-4 and 16a-1(a)(4) for Section 13(d) and Section 16(a) purposes.

(c) The following table lists each of the purchases and sales by the Reporting Person of CFDs in respect of the Shares during the past 60 days. Each of these CFDs were entered into with ETX Capital and provide that the parties will exchange the difference in the value of the Shares at the time at which the contract is agreed and the time at which it is closed. There were no other transactions effected by the Reporting Person in the Shares or other indirect interests in the Shares during this period.

Date of transaction	Type of transaction	Number of Shares subject to the CFD	Price per Share at the time CFD agreed
24 June 2016	Purchase	24,340	684.66
27 June 2016	Purchase	159,319	647.05
28 June 2016	Purchase	81,202	670.47
29 June 2016	Purchase	41,243	687.06
30 June 2016	Purchase	112,288	674.73
01 July 2016	Purchase	53,560	683.06
05 July 2016	Purchase	100,000	641.01
07 July 2016	Purchase	62,450	643.20
08 July 2016	Sale	12,300	701.27
12 July 2016	Sale	17,500	703.75
14 July 2016	Sale	5,372	700.62
19 July 2016	Sale	27,500	712.02
20 July 2016	Sale	37,328	707.72
21 July 2016	Sale	34,402	720.49
05 August 2016	Sale	4,700	755.04
09 August 2016	Sale	11,220	767.84
09 August 2016	Sale	53,560	767.84
09 August 2016	Sale	28,270	767.84
09 August 2016	Sale	450	767.84
09 August 2016	Sale	41,243	770.12
09 August 2016	Sale	24,340	770.12
09 August 2016	Sale	8,317	770.12
10 August 2016	Sale	77,950	769.54
11 August 2016	Sale	49,950	784.79
11 August 2016	Sale	10,000	800.30
11 August 2016	Sale	7,455	800.30
12 August 2016	Sale	99,588	807.11
15 August 2016	Sale	412	871.16
15 August 2016	Sale	759	871.16
15 August 2016	Sale	200	871.16
15 August 2016	Sale	7,080	871.16
15 August 2016	Sale	14,801	871.16
15 August 2016	Sale	31,252	871.16
15 August 2016	Sale	6,100	871.16
15 August 2016	Sale	122,353	871.16
15 August 2016	Sale	1,959	890.98
15 August 2016	Sale	28,041	890.98
16 August 2016	Sale	70,000	867.55
16 August 2016	Sale	4,198	867.55
17 August 2016	Sale	19,845	861.79
17 August 2016	Sale	54,592	861.79
18 August 2016	Sale	55,024	877.26
19 August 2016	Sale	24,976	883.07
22 August 2016	Sale	61,463	878.85

(d) Not known.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2016

Sports Direct International plc

By: Cameron Olsen

its Company Secretary

By: /s/ Cameron Olsen

       Name: Cameron Olsen

       Title: Company Secretary